Exhibit 99.1

New Gold and Silver Quest Resources
Execute Definitive Arrangement Agreement

(All figures are in Canadian dollars unless otherwise indicated)

November 7, 2011 – New Gold Inc. (“New Gold”) (TSX:NGD) (AMEX:NGD) and Silver Quest Resources Ltd. (“Silver Quest”) (TSX.V:SQI) today jointly announce that they have entered into a definitive arrangement agreement (the “Arrangement Agreement”) which replaces and supersedes the previously announced (October 17, 2011) letter agreement between the companies. Under the terms of the Arrangement Agreement, New Gold will acquire, under a plan of arrangement, all of the outstanding shares of Silver Quest (the “Arrangement”). Pursuant to the Arrangement, Silver Quest shareholders will receive 0.09 of a New Gold share and $0.0001 in cash for each Silver Quest share held and one common share in a new precious metals-focused exploration company, Independence Gold Corp. (“Independence Gold”) (formerly referred to as McIntyre Minerals Inc.), for every three Silver Quest shares held.

Upon closing of the Arrangement, which is expected in December 2011, New Gold will acquire Silver Quest’s 25% interest in the Davidson Property, which forms the northern half of the Blackwater Project and in which New Gold currently holds the remaining 75% interest, as well as Silver Quest’s Capoose Property.

The terms of the Arrangement will be described in further detail in the Management Information Circular of Silver Quest to be filed with regulatory authorities and mailed to Silver Quest shareholders in accordance with applicable securities laws. The special meeting of Silver Quest shareholders to approve the Arrangement is expected to take place on December 15, 2011 (the “Meeting”).

Directors and Officers of Silver Quest have entered into lock-up agreements with New Gold under which they have agreed to vote in favour of the Arrangement, their Silver Quest shares and options, which represent approximately 7.7% of Silver Quest’s fully diluted shares outstanding.

As part of the Arrangement, New Gold will purchase, on a private placement basis, $3.5 million of Independence Gold shares, which will result in New Gold holding 9.9% of the shares outstanding of Independence Gold. Current Silver Quest shareholders will hold the remaining 90.1% upon completion of the Arrangement. Including the proceeds from the New Gold private placement, it is expected Independence Gold will have approximately $15 million in cash to fund an aggressive two year exploration program focused on the 3Ts Gold Project in central British Columbia and a number of Yukon exploration properties.

A Special Committee comprised of independent directors of Silver Quest, established to review the transaction, received a written opinion from Paradigm Capital Inc. The opinion stated that the consideration to be received by the Silver Quest securityholders under the terms of the transaction is fair, from a financial point of view, to the securityholders of Silver Quest. Silver Quest directors have determined that the transaction is in the best interest of Silver Quest and its securityholders and have unanimously approved the transaction. The directors intend to recommend, in the information circular for the Meeting, that Silver Quest shareholders vote in favour of the transaction. The Arrangement has been approved unanimously by the Board of Directors of both New Gold and Silver Quest and will be subject to, among other things, the Silver Quest shareholder, court and regulatory approval.

In the event that the Arrangement is not completed, Silver Quest has agreed, under certain circumstances, to pay New Gold a termination fee equal to $5 million. Silver Quest has also provided New Gold with certain other customary rights, including a right to match competing offers.

Silver Quest securityholders and other interested parties are advised to read the materials relating to the proposed Arrangement that will be filed by Silver Quest with securities regulatory authorities in Canada when they become available. Anyone may obtain copies of these documents when available free of charge at the Canadian Securities Administrators' website at www.sedar.com.

This announcement is for informational purposes only and does not constitute an offer to purchase, a solicitation of an offer to sell the shares or a solicitation of a proxy.

New Gold's financial advisor is Canaccord Genuity Corp. and its legal advisor is Cassels Brock & Blackwell LLP. Silver Quest's financial advisor is Paradigm Capital Inc. and its legal advisor is Gowling Lafleur Henderson LLP. The legal advisor for the Special Committee of Silver Quest is DuMoulin Black LLP.

About New Gold Inc.

New Gold is an intermediate gold mining company. The company has a portfolio of three producing assets and three significant development projects. The Mesquite Mine in the United States, the Cerro San Pedro Mine in Mexico and Peak Gold Mines in Australia are expected to produce between 380,000 and 400,000 ounces of gold in 2011. The fully-funded New Afton project in Canada is scheduled to add further growth in 2012. In addition, New Gold owns 30% of the world-class El Morro project located in Chile and, in June 2011, New Gold acquired the exciting Blackwater project in Canada. For further information on the company, please visit www.newgold.com.

About Silver Quest Resources Ltd.

Silver Quest is a gold and silver exploration company, whose main areas of interest are central British Columbia and the White Gold District of the Yukon. Silver Quest maintains a portfolio of highly prospective projects, ranging from grassroots exploration through advanced stage resource expansion. The Company is poised to add shareholder value through project advancement, while evaluating early to advanced stage gold and silver projects for possible acquisition. For further information on the company, please visit www.silverquest.ca.

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Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold's, Silver Quest’s or Independence Gold’s future financial or operating performance may be deemed "forward looking". All statements in this news release, other than statements of historical fact, that address events or developments that New Gold/Silver Quest expects to occur, are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of the relevant management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold/Silver Quest/Independence Gold's ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions (including that the Arrangement will be completed successfully on the terms agreed upon by the parties and that the business of Silver Quest will be integrated successfully in the New Gold organization) that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. In the case of New Gold, such factors include, without limitation: significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction that New Gold operates, including, but not limited to, Mexico, where New Gold is involved with ongoing challenges relating to its environmental impact statement for the Cerro San Pedro Mine; the lack of certainty with respect to the Mexican and other foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges the company is or may become a party to, including the third party claim related to the El Morro transaction with respect to New Gold's exercise of its right of first refusal on the El Morro copper-gold project in Chile and its partnership with Goldcorp Inc., which transaction and third party claim were announced by New Gold in January 2010; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In the case of Silver Quest, such risks include, among other risks, the approvals of regulators, availability of funds, the results of financing and exploration activities, the interpretation of drilling results and geological data, project cost overruns or unanticipated costs and expenses. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's and Silver Quest’s continuous disclosure documents filed on and available at www.sedar.com.  Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold/Silver Quest/Independence Gold’s expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

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For further information please contact:

Hannes Portmann, Vice President, Corporate Development
New Gold Inc.
Direct: +1 (416) 324-6014
Email: info@newgold.com

Randy Turner, President & CEO
Silver Quest Resources Ltd.
Direct: +1 (604) 687-3959
Email: info@silverquest.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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